Exhibit 10.21

MICROSTRATEGY INCORPORATED

MATERIAL TERMS FOR PAYMENT OF

CERTAIN EXECUTIVE INCENTIVE COMPENSATION

Payment of incentive compensation to the Company’s chief executive officer and four other most highly compensated officers (the “covered executive officers”), as determined in accordance with the applicable rules under the Internal Revenue Code (the “Code”) and the Securities Exchange Act of 1934, may be made contingent upon the attainment of one or more performance goals (which may be stated as alternative goals) established in writing by the Compensation Committee of the Board of Directors for a covered executive officer for each performance period, which period may be for the Company’s taxable year or such other period as the Compensation Committee may determine. Performance goals will be based on one or more of the following business criteria, which may be measured on a GAAP (generally accepted accounting principles) or non-GAAP basis: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation and amortization; (6) pretax operating earnings after interest expense and before bonuses and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital; (14) ratio of debt to stockholders’ equity; and (15) revenue.

Such performance-based compensation by the Company will be paid solely on account of the attainment of one or more objective performance goals established in writing by the Compensation Committee no later than 90 days after commencement of the performance period to which the goals relate (but in no event after 25% of the period has elapsed) and at a time when the attainment of such goals is substantially uncertain. Performance goals will be based on one or more of the foregoing business criteria that apply to an individual, a business unit or the Company as a whole, but need not be based on an increase or positive result under the business criteria selected. For compensation that qualifies as performance-based compensation, the Compensation Committee is prohibited from increasing the amount of compensation payable if a performance goal is met, but may reduce or eliminate compensation even if such performance goal is attained.

The maximum qualified performance-based compensation award that may be granted to any covered executive officer based on attainment of one or more of the foregoing performance goals for performance periods of one year or less is $8 million (with any amount paid for a performance period of less than one year counting against the limit for the fiscal year in which or with which such performance period ends). The maximum qualified performance-based compensation award that may be granted to any covered executive officer based on attainment of one or more of the foregoing performance goals for a performance period that is longer than one year is $40 million.

The Compensation Committee from time to time may approve payment of discretionary incentive compensation based on business criteria other than the foregoing performance goals. Any such discretionary compensation would not qualify for the exclusion from the $1 million limitation of deductible compensation under Section 162(m).

Adopted by the Board of Directors on June 30, 2005.

Approved by the stockholders on August 4, 2005.